Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC and Devon’s Registration Statement on Form S-4 filed with the SEC on March 7, 2003. In addition, information regarding the interests of Ocean’s directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 25, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

20 North Broadway Oklahoma City, Oklahoma 73102-8260	Telephone: (405) 235-3611 Fax: (405) 552-4667

NEWS RELEASE

Investor contact:	Zack Hager (405) 552-4526

Media contact:	Nate Webb (405) 228-8684

DEVON ENERGY HIGH BIDDER ON ELEVEN GULF OF MEXICO BLOCKS

OKLAHOMA CITY, (March 19, 2003) — Devon Energy Corporation (AMEX:DVN, TSE:NSX) was the apparent high bidder on two shallow water blocks and nine deepwater blocks in today’s Central Gulf of Mexico Lease Sale 185. Devon bid in partnership with ChevronTexaco on eight of the nine deepwater blocks. Devon’s total net exposure for its share of the high bids is approximately $2.1 million. The bids are subject to approval by the U. S. Department of Interior’s Minerals Management Service.

     Assuming approval of its bids, Devon will hold 272 lease blocks in federal waters of the Gulf of Mexico. Devon’s lease blocks include 160 on the continental shelf and 112 in deepwater. Of the 272 total blocks, 119 are producing blocks and 153 are exploratory blocks. Devon currently operates 100 platforms in the Gulf of Mexico.

     On February 24, 2003, Devon announced plans to merge with Ocean Energy, Inc. to create the largest U.S.-based independent oil and gas producer. Ocean was a successful bidder on 22 blocks in Lease Sale 185. After completion of the merger, Devon will hold a total of 789 federal Gulf blocks, including 489 in the deepwater.

     Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon ranks among the top five U.S.-based independent oil and gas producers and is included in the S&P 500 Index. For additional information visit www.devonenergy.com.

INVESTOR NOTICES

     This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are

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forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

     Investors and security holders are advised to read the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

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